Filed by: BHP Group Limited

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: BHP Group Limited

(Commission File No.: 001-09526)

The following is a transcript of a video made available to employees of BHP Group and Woodside on February 9, 2022.

Wally Hay:

Hi, everyone. Thanks for joining us. As we kick off the new year, we’d like to provide you an update on how we’re progressing with the integration. First of all, I’d like to welcome... Daniel Kalms. He’s joining us here again in Houston, and he’s been here for the week. Also this week, we had Meg O’Neill in town, and she spent some good quality time getting to know the Houston folks.

Until day one, we can only plan the integration. We cannot actually do integration. So that’s really important to note. So what you’re going to hear from us today is everything is on a planning basis. A lot has happened certainly with the regulatory environment, the processes on track. We’ve received approval from the ACCC and indeed the other approval processes are progressing as we expected across the U.S.

Today, we’d like to start to address where are we with the org design and the selection process, and we’ll hopefully give you some insights of what you can expect on that. So with that, I’ll hand over to Daniel to say a few words as well.

Daniel Kalms:

Look, I know that there’s a lot of interest in org design. The operating model’s actually made up of three parts. There’s the org design, there’s the people selection and there’s the processes. You’ve seen the org design at CEO-1 level. That’s been shared previously by Meg. And you’re aware that Meg and the Board have been going through the process of selecting people to fill those roles. Everyone wants to know who it is. I understand everyone’s impatient, but you need to work through this process properly. It’s an important decision for the company. It’s an important decision for the individuals, so I appreciate your patience. It’s important that we get the right people in those roles. That hasn’t stopped us, however, from continuing to develop the org design at the next level down, which is CEO-2.

And where we’re at at the moment is we’re now testing those designs with the SteerCo, and the SteerCo is Geraldine and Meg. So we’re in a bit of a review process to make sure that the principles and the culture that we want in this future company are enabled by that org design. What do we do with the org design then? We then have to assess who are the people who should fill those roles, and that’s the next step that we’ll go through. So you can imagine we’re coming through February, we’ve got our org design coming together at that level. We’ll then get into the selection process. Once you understand the org design at that CEO-2 level, you’ll have a bit more insight and ability to say, “I’m interested to work in that sort of pillar or possibly that one.” And we’ve committed to asking you what your expression of interest will be.

So you’ll get that chance.. For most of us, there will not be a selection process prior to completion. We’re looking to get the top couple of levels locked in with nominees, but for the rest of the organization, it will probably occur post completion. I hope you can be patient with that. You’ll get a sense of the organization. So that’s how the org design is going. The third part of it I mentioned is the processes and the processes are being worked by the functional pairings, the 16 business streams. So maybe I’ll hand over to Wally to talking to bit more about that.

Wally Hay:

So let me provide you an update of what we’re doing across all the businesses and the functions. We have about 16 work streams. And they’re looking at all the activities for the processes, the systems and tools, and how we bring those together for the merged co-entity going forward. Now, these activities range from ensuring that we have the right user names, access passes, computers ready for day one, to how we ensure that the financial systems, our risk and management processes are also consolidated and harmonized. So before the holidays, a large amount of our focus had been on prioritization of those tasks. And so that’s an important note that not everything needs to be implemented by day one.

So to give you an example with the separation of technology, we would expect that we will be having a ring fenced solution on Day 1 for all of the SAP processes that BHP Petroleum use. And it won’t be until October that we will actually have a cloned and carved solution fully separated and independent away from BHP proper. But it’s only at that point can actually we start the integration of bringing the BHP system and the Woodside system together onto one common platform. So we also have a number of cross-functional projects that are underway. So examples of that is the coordination of the insourcing activities. So as many may realize, we have a number of offshore activities in BHP Petroleum, and we’ve made the decision that we’re going to insource those over time. And they range from service activities across finance, HR, and also supply chain.

And a lot of that needs close coordination to bring that together. We’re also putting a lot of focus on change management, and we’ve kicked off a project to start to prepare that. And the intent of that is to ensure that there is a good employee experience on day one. Now, for some people, there will be minimal change. You might expect definitely a change in your user log on, but probably reporting to the same manager and working within the same team. For others, there will be bigger changes, maybe working across different teams, reporting to a new line manager, maybe working out of a different office. So in each case, we want to ensure that everyone is prepared for future, and we’re thinking about how to do that so that the felt experience for everyone is positive.

Now we know that there’s a lot of interest and questions on culture. So I’ll hand over to Daniel to give you a little bit of an update of what we’ve been doing in that space.

Daniel Kalms:

So prior to Christmas, or prior to the end of the year, I hope you had the chance to fill in the culture survey. We actually had a lot of response, more than 50% of the workforce, and we got something like 10,000 free form comments. So we’re now assessing the results of that. And we’re intending to feed back to you in February. Now, the important thing about the culture survey is that we want to use this material to design the company that’s going to succeed in the future. It’s not just about what we are at the moment, or what’s different about us. It’s what we aspire to be. So we are trying to look at what is the desired culture for this company that’s going to make us a success. We want to identify what is the culture to cultivate, to energize the workforce so we can be as successful as we can in this new business.

It’s really easy to focus on what you know now and what you value now, but we’re trying to create a new culture for this merged company, the culture that is going to succeed. We absolutely should be proud of our history, but we’re looking forward. We’re looking forward to how we take the best of both and turn that into something that will make us successful. So I know everyone’s interested in this. We’re all curious to know about the other person, but think of it in terms of what we’re creating. You’ll get more on this in February and we’ll be working with it in the future.

Wally Hay:

So in addition to culture, there’s also a lot of interest and we receive a lot of questions about where are we up to with value capture. So as you will have seen in the investor presentations, we expect over $400 million per annum in synergies to be delivered throughout with the merger. Meg provided an update of where we would expect some of those synergies to come from such as combining the capabilities and the services across our organization, through prioritization of our growth and optimizing our capital, and indeed from capturing the benefits from our increased scale and global footprint, whether that be through our marketing activities or optimizing our shipping. So we have held a value capture summit during the first week of February. And this has been an opportunity for all the work streams to come together and collectively pool and put on the table all their different ideas about the different best practices that we see either across each other’s work stream, or indeed some ideas about best practices that don’t exist in our respective organizations to date that we can put in place to improve efficiencies and optimize outcomes.

The merger brings an opportunity for us to also think differently about how we can create an environment and also optimize our processes and our practices to be more agile, more efficient, and to improve the way that we do decision making. So all these ideas are being collated together. They will be validated and turned into projects, and we’re looking forward to starting to share those as to how we can deliver savings across for the merged entity going forward. So with that, I might just hand over maybe to you Daniel, if you want to say some closing words.

Daniel Kalms:

Look, the objective of integration planning is to bring together the best of the two companies. It’s important that we do that. This is a merger. It means that we need to take time to really understand each other, get the best of our experiences, the best of our both businesses coming together. You’ll hear from us again in late February, early March, I expect.

We’re committed to keeping the communication up. If you’re not getting an answer to all your questions, please feel free to reach out to the integration team.

I hope you found this really useful. I’ll sign off there. Thanks everyone. Be safe.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates, and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives, and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the transaction between Woodside and BHP (the “Transaction”). It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.